EXHIBIT 19.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

Mueller was profitable in the second quarter of 2009, after reporting a small loss in the first quarter of the year.  Net income in the second quarter of 2009 was $6.0 million, or 16 cents per diluted share.  This compares with $27.0 million, or 72 cents per diluted share, for the same period of 2008.  Net sales for the second quarter of 2009 were $367.8 million compared with $753.5 million in 2008.  For the first half, net income was $3.5 million, or 9 cents per diluted share, on net sales of $694.4 million.  This compares with net income of $54.4 million, or $1.45 per diluted share, on net sales of $1.46 billion for the first half of 2008.

Net sales of the Company’s core product lines including copper tube, fittings, brass rod and forgings were substantially affected by the lower market values of copper and brass, the Company’s principal raw materials, which are largely passed through to customers.  In the second quarter of 2009, the Comex average price of copper was 43 percent lower than in the second quarter of 2008.  Approximately $206 million of the decrease in net sales was attributable to lower unit volume in our core product lines primarily in the OEM segment.  Lower selling prices, primarily in the Plumbing & Refrigeration segment, accounted for approximately $146 million of the decrease in net sales.

Our financial condition remains strong, and, in fact, improved in the second quarter.  We ended the quarter with $334.0 million in cash and $581.2 million in working capital.  Our current ratio remains solid at 4.6 to 1, and our financial leverage is conservative with a debt to total capitalization ratio of 18.9 percent.

We believe the construction industry is at, or near, a "bottom," although the pace and the extent of recovery remain uncertain.  Mueller made rapid and extensive adjustments to its businesses as unit volumes declined, as a result of the national economic downturn.  We expect Mueller to emerge from the current economic malaise a stronger, more efficient and more competitive company.

Very Truly Yours,

/S/ Harvey L. Karp	/S/ Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

July 21, 2009

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Quarter Ended		For the Six Months Ended
	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008
	(In thousands, except per share data)

Net sales	$367,800	$753,471	$694,358	$1,457,579

Cost of goods sold	313,353	661,209	600,736	1,273,006
Depreciation and amortization	10,355	11,004	20,835	21,988
Selling, general, and administrative expense	30,316	34,618	61,474	72,909

Operating income	13,776	46,640	11,313	89,676

Interest expense	(2,482)	(5,238)	(5,118)	(10,705)
Other income, net	385	1,961	1,012	6,530

Income before income taxes	11,679	43,363	7,207	85,501

Income tax expense	(5,512)	(15,339)	(3,550)	(29,570)

Consolidated net income	6,167	28,024	3,657	55,931

Less: net income attributable to noncontrolling interest	(139)	(1,010)	(121)	(1,562)

Net income attributable to Mueller Industries, Inc.	$6,028	$27,014	$3,536	$54,369

Weighted average shares for basic earnings per share	37,143	37,119	37,143	37,108
Effect of dilutive stock options	120	340	97	269

Adjusted weighted average shares for diluted earnings per share	37,263	37,459	37,240	37,377

Basic earnings per share	$0.16	$0.73	$0.10	$1.47

Diluted earnings per share	$0.16	$0.72	$0.09	$1.45

Dividends per share	$0.10	$0.10	$0.20	$0.20

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 27,	December 27,		June 27,	December 27,
	2009	2008		2009	2008
	(In thousands)			(In thousands)

ASSETS			LIABILITIES AND STOCKHOLDERS' EQUITY

Cash and cash equivalents	$333,959	$278,860	Current portion of long-term debt	$9,629	$24,184
Accounts receivable, net	207,238	219,035	Accounts payable	59,871	63,732
Inventories	169,118	210,609	Other current liabilities	91,678	113,668
Other current assets	32,033	46,322

Total current assets	742,348	754,826	Total current liabilities	161,178	201,584

			Long-term debt	158,226	158,726
			Pension and postretirement liabilities	39,688	38,452
			Environmental reserves	23,352	23,248
Property, plant, and equipment, net	268,017	276,927	Deferred income taxes	33,496	33,940
Other assets	152,131	151,160	Other noncurrent liabilities	1,417	1,698

			Total liabilities	417,357	457,648

			Stockholders' equity	719,933	700,683
			Noncontrolling interest	25,206	24,582

			Total equity	745,139	725,265

	$1,162,496	$1,182,913		$1,162,496	$1,182,913

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company’s SEC filings.  These filings are available through our website at www.muellerindustries.com.